UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

299096107

(CUSIP Number)

Shaun Miller

Corporate Secretary

Elevate Entertainment Inc.

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

Telephone: (214) 301-4250

Copy to:

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107		13D

1	Names of Reporting Persons STEPHEN T. WINN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person IN

CUSIP No. 299096107		13D

1	Names of Reporting Persons MIRASOL CAPITAL, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person OO

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO, HC

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO, HC

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 100 (see Item 4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 100 (see Item 4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

EXPLANATORY FOOTNOTE

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share, of Evans & Sutherland Computer Corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on February 19, 2020 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on March 2, 2020 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed on March 26, 2020 (“Amendment No. 2”) and Amendment No. 3 to the Original 13D filed on March 31, 2020 (“Amendment No. 3” and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On April 6, 2020, Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”) completed the transactions contemplated by the Agreement and Plan of Merger, dated February 9, 2020, by and among the Issuer, Parent and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) the Merger as a subsidiary of Parent.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“On April 6, 2020, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a subsidiary of Parent.

At the Effective Time, all of the issued and outstanding Shares (other than Shares held by the Issuer as treasury stock, Shares held by any subsidiary of the Issuer or by Parent, Merger Sub or any of their respective subsidiaries or Shares for which the holder thereof properly exercised dissenters’ rights) were converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any applicable tax withholding.

At the Effective Time, each share of common stock, par value $0.001 per share, of Merger Sub then outstanding was converted into and became one validly issued, fully-paid and non-assessable share of common stock, par value $0.001 per share of the Surviving Corporation.”

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) and (b) As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Persons acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Shares and (ii) the Reporting Persons had sole power to vote and dispose of 100% of the Shares.

(c) Except for the Merger Agreement, the Tender and Support Agreements and the transactions described in the Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“As a result of the completion of the Merger, the Tender and Support Agreements terminated in accordance with their terms on April 6, 2020.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2020

Stephen T. Winn

/s/ Stephen T. Winn
Mirasol Capital, LLC

By:	/s/ Jeb Terry Jr.
	Name:	Jeb Terry Jr.
	Title:	Managing Director

Elevate Entertainment Holdings Inc.

By:	/s/ Jeb Terry Jr.
	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.
	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.
	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer